

Mail Stop 3561

April 25, 2017

Brian J. D'Ambrosia
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

> **Re: Monro Muffler Brake, Inc.**
> **Form 10-K for the Fiscal Year Ended March 26, 2016**
> **Form 10-Q for the Quarterly Period Ended December 24, 2016**
> **Response dated April 11, 2017**
> **File No. 000-19357**

Dear Mr. D'Ambrosia:

We have reviewed your response letter dated April 11, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 24, 2016

Management's Discussion and Analysis, page 14

1.   We have reviewed your response to prior comment 3. Please expand your discussion in MD&A to disclose that, beginning with fiscal year 2017 your business operations also included both commercial and wholesale operations. Please explain the nature of your primary retail business as compared to those of the commercial and wholesale operations. Please discuss the dollar or percentage impact of these operations on both your consolidated revenue and gross profit margins as it relates to sales mix, in light of your response that sales mix is a distinguishing contributor impacting gross margin. Please also disclose that you have determined that you operate in one operating segment that is inclusive of the retail, commercial and wholesale operations for the reasons stated in your response as to what the Chief Operating Decision Maker reviews and how assessment of the business and allocation of resources are based on consolidated data.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure